SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)

                         PR Specialists, Inc.
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                          (Name of Issuer)

                   Common Stock, $0.001 Par Value
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                   (Title of Class of Securities)

                            693576 10 0
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                           (CUSIP Number)

                      David M. Bovi, Esquire
                  319 Clematis Street, Suite 804
                  West Palm Beach, Florida 33401
                          (561) 655-0665
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    (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Reporting Person)

                         August 31, 2002
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       (Date of Event which Requires Filing of this Statement)

	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule 13d.1(b)(3) or (4),
check the following box [   ].

	Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes.)



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CUSIP No.	693576 10 0
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1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification  Nos.
    of Above Persons:

                  Mario Chang
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2)  Check the Appropriate Box if a Member of a Group (See
    Instructions)

     (a)
     (b)

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3)  SEC  Use  Only

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4)  Sources  of  Funds  (See  Instructions):     PF/OO

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:         1,043,876
Shares Bene-
ficially           (8)  Shared Voting Power           -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:    1,043,876
ing Person
With              (10) Shared Dispositive Power       -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,043,876

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

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13)  Percent  of Class  Represented  by  Amount  in Row  (11):   6.7%

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14)  Type  of  Reporting  Person  (See  Instructions):   IN
----------------------------------------------------------------------



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         This Amendment No. 1, dated September 10, 2002, to Schedule
13D (this "Statement") is filed on behalf of Mario Chang and amends
Schedule 13D filed on behalf of Mr. Chang, as previously filed with the Securities and Exchange Commission on May 10, 2002 (the "Schedule 13D"), relating to the common stock, $0.001 par value ("Common Stock") of PR Specialists, Inc. (the "Issuer").

     Items 3 and 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

Item 3.  Source and Amount of Funds or Other Consideration

	Over the past 60 days, Mr. Chang:



A.	Sold 50,000 shares of Common Stock of the Issuer on July
        31, 2002 to John Kevorkian pursuant to a private sale transaction at a price of $0.001 per share.

B.	Acquired 88,775 shares of Common Stock of the Issuer on
        July 31, 2002 pursuant to a private purchase option transaction from Bryan Eggers and Joel Arberman at a price of $0.10 per share.

C.	Obtained a revised option to acquire up to 306,120 shares
        of common stock from Bryan Eggers at the purchase price of $0.10 per share, and 165,306 shares of common stock from Joel Arberman at the purchase price of $0.10 per share, all pursuant to the following schedule:

,CAPTION>
_______________________________________________________________________
No. of shares   Exercise Period    No. of shares of    Exercise Period
of Bryan            From-To        Joel Arberman's         From-To
Eggers'                             common stock
common stock                        under option
under option
________________________________________________________________________
61,224          8/1/02-10/31/02      27,551           8/1/02-10/31/02
61,224          10/1/02-12/15/02     27,551           9/1/02-11/30/02
61,224          12/1/02-1/15/03      27,551           10/1/02-12/15/02
61,224          1/1/03-2/15/03       27,551           12/1/02-1/15/03
61,224          2/1/03-3/15/03       27,551           1/1/03-2/15/03
                                     27,551           2/1/03-3/15/03
________________________________________________________________________

The source of the funds to acquire the shares described in Item 3 were from Mr. Chang's personal funds.

Item 5.  Interest in Securities of the Issuer

	As of September 10, 2002, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

	The powers of the reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

	All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

Item 7. Material to be Filed as Exhibits.



A.	Stock Purchase Agreement - John Kevorkian;
B.	Revised Option Agreement - Bryan Eggers; and
C.	Revised Option Agreement - Joel Arberman

                             SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2002


__/S/Mario Chang___________
Mario Chang





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